Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT
SUBSTANTIAL COMPLETION OF
INDEPENDENT INVESTIGATION

Reference is made to the announcement issued by MINISO Group Holding Limited (“MINISO” or the “Company”) on July 27, 2022 in relation to a short seller report (the “Report”) published by Blue Orca Capital, a short seller, in which the Company announced the formation of an Independent Committee by the Company’s board of directors to oversee an independent investigation regarding the allegations made in the Report (“Independent Investigation”).

Reference is also made to the announcement issued by the Company on July 28, 2022, in which the Company summarized its preliminary findings rebutting the Report’s key allegations.

This announcement is issued by the Company today to provide an update on the status of the previously announced Independent Investigation.

The Independent Investigation, overseen by the Independent Committee and conducted with the assistance of an international law firm and forensic accounting experts from a well-regarded forensic accounting firm that is not the Company’s auditor, is now substantially complete. Based on the findings of the Independent Investigation, which encompassed allegations regarding the Company’s franchise business model and land deals involving the Company’s chairman, the Independent Committee has concluded that the Report’s key allegations were not substantiated.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, September 15, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.